SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (AMENDMENT NO. 19 TO SCHEDULE 13D)

                    Under the Securities Exchange Act of 1934

                                   BSML, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    110415106
                                 (CUSIP Number)


                              CRAIGH LEONARD, ESQ.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                          NEW YORK, NEW YORK 10104-0050
                                 (212) 468-8007
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                December 12, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 110415106


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     The LCP II Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00 (Trust)
--------------------------------------------------------------------------------

                             BSML, INC. SCHEDULE 13D
                                AMENDMENT NO. 19



NOTE: This Amendment No. 19 amends a Statement on Schedule 13D originally filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001, by an Amendment No. 11 filed on July 23, 2001, by an Amendment No. 12 filed on November 13, 2001, by an Amendment No. 13 filed on December 17, 2001, by an Amendment No. 14 filed on January 27, 2003, by an Amendment No. 15 filed on January 7, 2004, by an Amendment No. 16 filed on June 2, 2006, by an Amendment No. 17 filed on June 14, 2006 and by Amendment No. 18 filed on June 30, 2006. This Amendment No. 19 is filed on behalf of the LCP II Trust.

      This Amendment No. 19 is being filed to reflect that the LCP II Trust is no longer a member of the group filing this Schedule 13D. There has been no change in the information set forth in the cover pages to this Schedule 13D other than the cover page relating to the LCP II Trust or in response to Items 1, 3 or 4 of Schedule 13D. Accordingly, the cover pages other than LCP II Trust's and Items 1, 3 and 4 are omitted from this Amendment No. 19.

Item 2.           Identity and Background.

      Item 2 is amended insofar as necessary to indicate that the LCP II Trust is no longer a member of the group filing this Schedule 13D and to delete all other references to the LCP II Trust.

Item 5.           Interest in Securities of the Issuer.

                  Item 5(a)

                  Item 5(a) is hereby amended to delete any reference therein to the LCP II Trust.

                  Item 5(c)

                  Item 5(c) is amended to add the following paragraph.

      On December 12, 2006, pursuant to the terms of its governing instrument, the LCP II Trust appointed 533,335 shares of BSML Common Stock to a new trust for the benefit of the primary beneficiaries of the LCP II Trust. The appointment was voluntary and gratuitous and was made without any consideration having been paid.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Item 6 is amended to add the following paragraph:

      The LCP II Trust has notified the other parties to the 13D Group Agreement previously filed as Exhibit KK to this Schedule 13D that it is no longer a party to such agreement or a member of the group filing this Schedule 13D.

Item 7.           Material to be Filed as Exhibits

                  Exhibit AA which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of the LCP II Trust.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 14, 2006





                                            /s/Craigh Leonard
                                            ------------------------------------
                                            The LCP II Trust, by Craigh Leonard,
                                            Attorney-in-Fact